SCHEDULE A*

A. Effective as of January 31, 2019, the fee paid to the Subadviser under this Agreement for managing the Allocated Assets of the First Investors Floating Rate Fund, First Investors Fund For Income, First Investors Limited Duration Bond Fund, and First Investors Investment Grade Fund, each a series of First Investors Income Funds, First Investors Life Series Fund For Income, First Investors Life Series Limited Duration Bond Fund, First Investors Life Series Investment Grade Fund and First Investors Life Series Total Return Fund, each a series of First Investors Life Series Funds, and First Investors Total Return Fund, a series of First Investors Equity Funds, allocated to it by the Adviser shall be calculated daily and paid monthly.  The fee shall be computed in the following manner.

1.	The average daily net assets of each of the Series described in paragraph A above shall be aggregated;

2.	A blended fee shall then be computed on the sum as if all of the above Series were combined using the following schedule:

	a.	0.25% on the first $250 million;
	b.	0.225% on the next $250 million;
	c.	0.20% on the next $500 million; and
	d.	0.18% on all the balances over $1 billion.

3.
The fee payable under this Agreement with respect to each Series described in paragraph A above shall then be computed by multiplying the blended fee by the ratio of the average daily net assets of that Series to the sum of the average daily net assets of the Series described in paragraph A above that are being managed by Muzinich & Co., Inc.

* The Subadviser is compensated based on the assets it manages.  To the extent any portion of a Series’ Allocated Assets cash balance is managed by the Adviser or by a different subadviser, it will be excluded from the daily net assets of a Series’ Allocated Assets for purposes of calculating the subadvisory fee.